UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 (Amendment No. 1)

BALTIC TRADING LIMITED

 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y0553W103
(CUSIP Number)

May 28, 2013 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
     ☒  Rule 13d-1(d)

SCHEDULE 13G (Amendment No. 1)

CUSIP No Y0553W103	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Genco Shipping & Trading Limited I.R.S. IDENTIFICATION NO. OF 98-043-9758 ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 5,827,471*
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 5,827,471*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,827,471*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)19.7%*
12.	TYPE OR REPORTING PERSON CO

(*)    Calculated  pursuant to Rule 13d-3(d).  The  percentage is based on the number of shares of Common Stock of Baltic Trading Limited  ("Baltic Trading") outstanding at May 28, 2013.  The  Reporting  Persons are deemed to beneficially own 5,827,471  shares of  Baltic Trading Common  Stock  based on ownership of  5,827,471 shares of Baltic Trading Class B Stock.  Each share of Class B Stock is convertible into one share of Common Stock at any time at the option of the Reporting Persons.  The rights of the holders of Common Stock and Class B Stock are identical, except with respect to voting rights. Each share of Class B Common Stock is entitled to fifteen votes per share, whereas each share of Common Stock is entitled to one vote per share.  The 5,827,471 shares of Class B Stock owned by the Reporting Persons represent 78.6% of the combined voting power of the Issuer’s Common Stock and Class B Stock.

SCHEDULE 13G (Amendment No. 1)

CUSIP No Y0553W103	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Genco Investments LLC I.R.S. IDENTIFICATION NO. OF N/A ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 5,827,471*
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 5,827,471*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,827,471*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)19.7%*
12.	TYPE OR REPORTING PERSON CO

(*)    Calculated  pursuant to Rule  13d-3(d).  The  percentage  is based on the number of shares of Common Stock of Baltic Trading Limited  ("Baltic Trading") outstanding at May 28, 2013.  The  Reporting  Persons are deemed to beneficially  own 5,827,471 shares of  Baltic Trading Common  Stock  based on ownership of  5,827,471 shares of Baltic Trading Class B Stock.  Each share of Class B Stock is convertible into one share of Common Stock at any time at the option of the Reporting Persons.  The rights of the holders of Common Stock and Class B Stock are identical, except with respect to voting rights. Each share of Class B Common Stock is entitled to fifteen votes per share, whereas each share of Common Stock is entitled to one vote per share.  The 5,827,471 shares of Class B Stock owned by the Reporting Persons represent 78.6% of the combined voting power of the Issuer’s Common Stock and Class B Stock.

Item 1(a).    Name of Issuer:

Baltic Trading Limited

Item 1(b).    Address of Issuer’s Principal Executive Offices:

299 Park Avenue, 12th Floor
New York, NY 10171

Item 2(a).    Name of Person Filing:

Genco Shipping & Trading Limited
Genco Investments LLC

Item 2(b).    Address of Principal Business Office, or, if none, Residence:

299 Park Avenue,
12th FloorNew York, NY 10171

Item 2(c).    Citizenship:

Republic of the Marshall Islands

Item 2(d).    Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).    CUSIP Number:

Y0553W103

Item 3.        Identification of Persons filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

N/A

Item 4.     Ownership

(a)   Amount beneficially owned:

5,827,471 (1) (2) (3)

(b)    Percent of Class:

           19.7%

(c)           Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                                    0

                (ii)   Shared power to vote or to direct the vote:

5,827,471 (1) (2) (3)

            (iii)   Sole power to dispose or to direct the disposition of:

                                    0

          (iv)   Shared power to dispose or to direct the disposition of:

5,827,471 (1) (2) (3)

(1)    Calculated  pursuant to Rule  13d-3(d).  The  percentage  is based on the number of shares of Common Stock of Baltic Trading Limited  ("Baltic Trading") outstanding at May 28, 2013.  The  Reporting  Persons are deemed to beneficially  own  5,827,471  shares of  Baltic Trading Common  Stock  based on ownership of  5,827,471  shares of Baltic Trading Class B Stock.  Each share of Class B Stock is  convertible  into one share of Common Stock at any time at the option of the Reporting Persons.  The rights of the holders of Common Stock and Class B Stock are identical, except with respect to voting rights. Each share of Class B Common Stock is entitled to fifteen votes per share, whereas each share of Common Stock is entitled to one vote per share.  The 5,827,471 shares of Class B Stock owned by the Reporting Persons represent 78.6% of the combined voting power of the Issuer’s Common Stock and Class B Stock.

(2) These securities are owned by Genco Investments LLC. These securities may be deemed beneficially owned by Genco Shipping & Trading Limited by virtue of its ownership of Genco Investments LLC. Genco Shipping & Trading Limited disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Genco Shipping & Trading Limited has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

(3) Genco Investments LLC disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Genco Investments LLC has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 5.    Ownership of Five Percent or Less of a Class.

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.    Identification and Classification of Members of the Group.

N/A

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.   Certification.

N/A

EXHIBITS

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the initial Schedule 13G of the Reporting Persons filed with the Securities and Exchange Commission on February 11, 2011).

SCHEDULE 13G (Amendment No. 1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

Genco Shipping & Trading Limited

/s/ John C. Wobensmith
Signature

John C. Wobensmith, CFO
Name/Title

Genco Investments LLC

/s/ John C. Wobensmith
Signature

John C. Wobensmith, CFO
Name/Title